SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.         )1

Beverly National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088115100 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088115100	13G

1.	Names of Reporting Persons I.R.S. Identification No. of above person (entities only) BEVERLY NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN 04-2832201

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ NOT APPLICABLE

3.	SEC Use Only

4.	Citizenship or Place of Organization MASSACHUSETTS, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 124,800 6. Shared Voting Power 0 7. Sole Dispositive Power 124,800 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,800

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* NOT APPLICABLE

11.	Percent of Class Represented by Amount in Row 9 6.80%

12.	Type of Reporting Person EP

Item 1.	(a)	Name of Issuer:

BEVERLY NATIONAL CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

240 CABOT STREET, BEVERLY, MA 01915

Item 2.	(a)	Name of Person Filing:

PETER E. SIMONSEN, SENIOR VICE PRESIDENT & C.F.O. PLAN ADMINISTRATOR FOR THE BEVERLY NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

	(b)	Address of Principal Business Office or, if none, Residence:

240 CABOT STREET, BEVERLY, MA 01915

	(c)	Citizenship:

MASSACHUSETTS, U.S.A.

	(d)	Title of Class of Securities:

COMMON STOCK

	(e)	CUSIP Number:

088115100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 124,800

(b) Percent of class: 6.80%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 124,800

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of 124,800

(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

2/13/04 Date

/s/ Peter E. Simonsen Signature

Name	PETER E. SIMONSEN
Title	SENIOR VICE PRESIDENT & CFO